November 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hugh Bates

Re:	Discover Funding LLC Amended Registration

Statement on Form SF-3 File Nos. 333-260957,

333-260957-01 and 333-260957-02 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Discover Funding LLC, Discover Card Master Trust I and Discover Card Execution Note Trust, I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on November 24, 2021 or as soon as thereafter practicable.

Discover Funding LLC, Discover Card Master Trust I and Discover Card Execution Note Trust acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Discover Funding LLC, Discover Card Master Trust I or Discover Card Execution Note Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Discover Funding LLC, Discover Card Master Trust I and Discover Card Execution Note Trust may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

DISCOVER FUNDING LLC

By:	/s/ Patricia S. Hall
Name: Patricia S. Hall
Title:	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

DCENT Shelf

Acceleration Request